

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed July 19, 2022**
> **File No. 333-262412**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed on July 19, 2022

General

1. We note you revised the expected offering price of your ordinary shares to be between $4.00 and $5.00. Please use the midpoint of this range in your prospectus where you provide disclosure based on the assumed initial public offering price. For example, revise your use of proceeds, capitalization, dilution, and underwriting information accordingly.

2.   We note your disclosure on page 109 that you "have 14 shareholders of record, none of which is located in the United States." In Item 7 you refer to an issuance "to all fourteen existing shareholders and two new investors." Please advise if you now have 16 shareholders of record and, if so, revise your disclosure accordingly.

Risk Factors
Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act. . . , page 39

3.   We note that your auditor conducted their work with the collaboration of its China-based offices. Please revise your risk factor disclosure to clarify whether Article 177 of the PRC Securities Law means that the audit work papers of your financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Advise whether your common stock could be delisted and prohibited from being traded over-the-counter under the HFCA Act if it is determined in the future that your auditor, which has a presence in China, is unable to be fully inspected or investigated.

Lock-up Agreements, page 132

4.   We note that you filed the forms of Underwriting Agreement and Lock-up Agreement as Exhibits 1.1 and 10.7, respectively, which contain certain exceptions to the lock-up provisions with you and your directors and officers. Please disclose these exceptions in your prospectus.

    You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: William S. Rosenstadt